Exhibit (a)(1)(ii)

FPA FUNDS TRUST

AMENDMENT NO. 2 TO THE AGREEMENT AND DECLARATION OF TRUST

Effective September 27, 2002

ARTICLE I and ARTICLE VII shall be amended to read as follows (additions in italics):

Article I, Section 1.1 Name and Principal Office. This Trust shall be known as FPA FUNDS TRUST and the Trustees shall conduct the business of the Trust under that name or any name or names as they may from time to time determine. The principal office of the Trust shall be located at such location as the Trustees may from time to time determine.

Article VII, Section 7.5 Applicable Law. This Declaration of Trust is created under and is to be governed by the State of Delaware. The Trust shall be a type referred to in Section 3801 of the Delaware Business Trust Act and of the type commonly called a business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

Article VII, Section 7.6 Registered Agent. The Corporation Trust Company is hereby designated as the initial registered agent for service of process on the Trust in Delaware. The address of the registered office of the Trust in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The initial registered agent for service of process on the Trust in California and the registered office of the Trust in California is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017.

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